FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public
Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* CALIGIURI, JOSEPH F.	2. Issuer Name and Ticker or Trading Symbol THE TITAN CORPORATION (TTN)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director _____ 10% Owner ____ Officer _____ Other (give title below) (specify below)
(Last) (First) (Middle) 3033 SCIENCE PARK ROAD	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year SEPTEMBER 25, 2002
(Street) SAN DIEGO, CA 92121
5.  If Amendment, Date of Original
     (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line) _X__ Form filed by One Reporting Person ____ Form filed by More than One Reporting Person
(City) (State) (Zip)

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
COMMON STOCK								42,250	D(1)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/ Day/Year)		7. Title and Amount of Under- lying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amt. or # of Shares
DIRECTORS
  STOCK
  OPTIONS
	$1.590	9/25/02

A

						3,766		(2)	12/31/07	Common Stock	3,766
28,984(4)
D

Explanation of
Responses:

 (1)  Amount carried forward from Form 4 previously filed
by the reporting person for February 2002.

 (2)  These options were granted to the reporting person
on December 31, 1997, under the Titan Systems Corporation Stock
Option Plan.  The options vested as to 25% of the total option grant on the first anniversary of the grant date, and thereafter became exercisable in increments of one forty-eighth
(1/48th) per month on the first day of each month until
fully exercisable on December 1, 2001.  On September 25, 2002,
Titan Systems Corporation merged with and into the issuer with the issuer assuming all Titan Systems Corporation option grants with the underlying securities being that of the issuer.

 (3)  Reflects adjustment to stock options as a result of
issuer’s spin-off of SureBeam Corporation on August 5,
2002.

         /s/ Joseph F.
Caligiuri

 **Signature of Reporting Person

     September 25,
2002
 Date

 Reminder:

 Report on a separate line
for each class of securities beneficially owned directly or
indirectly.

 *

 If the form is filed by
more than one reporting person, see Instruction
4(b)(v).

 **

 Intentional misstatements
or omissions of facts constitute Federal Criminal Violations
 See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

 Note:

 File three copies of this
Form, on of which must be manually signed. If space is
insufficient, see Instruction 6 for procedure